BY EDGAR

August 23, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Kevin Woody

Re:	CNL Lifestyle Properties, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2011 (“Form 10-K”)

File No. 000-51288

Dear Mr. Woody:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 9, 2012 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic and Market Trends

Portfolio Trends, page 68

1.	We note your disclosure of property level revenue and EBITDA by property type. It appears that this information is a mixture of revenues and EBITDA recognized by the company as managed properties and leased properties for which the operations are not consolidated by the company. Explain to us how you determined this information was appropriate in accordance with Item 10 (e) of Regulation S-K. Furthermore, tell us how you have met all the non-GAAP disclosure requirements for EBITDA.

Response: A significant portion of the amounts included in the table referenced above represents the revenues and EBITDA reported to us by the tenants that lease properties and pay us rent – consequently, as noted, the revenue and EBITDA of these properties are not reflected in our consolidated financial statements. Management reviews on a monthly basis the individual property level revenue and EBITDA for each of its properties, including those under triple net lease arrangements, those held in unconsolidated joint ventures and those held in managed arrangements, including those which are being managed on a temporary basis until they can be re-leased to a new tenant. The purpose of this review is to assess the susceptibility of individual properties to disruption of anticipated revenue streams from either rental payments or operating cash flows. We include these results in our annual and quarterly filings to provide our shareholders with the information utilized by management to evaluate the financial stability of our tenants and operators.

Regulation S-K, Item 10 (e) (2) states, “that for purposes of this paragraph (e), a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

i. Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

ii. Includes amounts or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

Due to the presence of a significant number of leased properties in the portfolio, as well as the inclusion of the financial results of properties owned through unconsolidated joint venture arrangements, the amounts presented in the Form 10-K in the property level disclosures are not intended to represent measures of the Company’s revenue or EBITDA. Accordingly, we believe that the amounts presented fall outside the scope of the definition set forth above and are not “non-GAAP financial measures.” See Section 8120.3 of the Division of Corporation Finance Financial Reporting Manual. As noted above, management instead, considers these measures as supplemental indicators of tenant and property performance.

Notwithstanding our conclusions above, management will expand on the disclosures included in the Company’s future annual and quarterly reports to clarify that the property level information is being provided for informational purposes only and is not necessarily reflective of the Company’s operating results. The proposed revised disclosure appears below:

The following table illustrates property level revenues and earnings before interest taxes, depreciation and amortization (“EBITDA”) reported by our tenants and managers for the sectors below, including both wholly owned properties as well as properties owned through unconsolidated joint venture arrangements. These results are provided to us by our tenants and managers and while reviewed and analyzed by management, have not been reviewed for accuracy and completeness or verified. These results are the responsibility of the specific tenant and manager, and we have relied on them and their systems to provide us with accurate information. Additionally, differences in the calculation of EBITDA may exist between tenants and managers. These property level results do not represent our results of operations due to the impact of our triple net leased properties and unconsolidated joint ventures. However, we believe that they are indicative of the changing health of our properties and operating trends in our industry (in thousands):

Item 8. Financial Statements and Supplementary Data

2. Significant Accounting Policies

Segment Information, page 112

2.	We note your disclosure that the company’s chief operating decision maker evaluates the company’s operations from a number of different operational perspectives including but not limited to a property-by-property basis. We further note that you have determined that the company’s revenues are derived from a single segment. Please explain to us in greater detail how you have determined that the company has one reportable segment in accordance with ASC Topic 280. Specifically, explain to us how the operations of each property type meet the aggregation criteria of ASC Topic 280-10-50-11.

Response: We believe that our Company has only one operating segment, which is the passive ownership of real estate investments held primarily for income production. In order to maintain its REIT status, the majority of properties are required to be subject to triple net lease arrangements, except for during limited periods following a tenant default and during the process of re-leasing the defaulted properties to new tenants. Our objective is to own a diversified portfolio of real estate properties that each generate lease revenue or other income streams that in the aggregate produce amounts sufficient to fund our overall operating expenses, debt service and our targeted shareholder distributions. This is how we manage our business.

When evaluating properties to purchase, management and our chief operating decision maker (CODM) evaluate properties based on their estimated lease rate or equivalent returns. Additionally, when purchasing properties, management does not focus on any particular sector or having a certain percentage of its portfolio allocated to a certain sector. Asset purchase decisions are based on which properties are considered to be the most appropriate investments regardless of their sector or form of ownership.

On an ongoing basis, management and the CODM review the operating performance of each property on an individual basis to monitor any trends that would impact the anticipated rental income from the tenants or other sources of funds and to identify amounts available to fund the overall operations of the entity. As noted above, a substantial portion of this information represents the financial performance of the individual tenants that support their rental payments to us and does not represent the financial results of the Company. When evaluating the performance of the Company and making decisions as to the allocation of resources, the financial information that our CODM reviews does not include REIT level financial results broken down by individual property or by asset type. In addition, the Company is externally managed through an Advisor. Compensation of the Advisor’s management team and CODM that provide services to the Company is based on the consolidated asset base and consolidated performance of the Company and not at a property level, asset type or sector level.

Since we believe that we manage the Company as one operating segment, we do not believe that the aggregation criteria in ASC topic 280-10-50 would apply.

As requested by the Staff , the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7618.

Sincerely,

/s/ Joseph T. Johnson
Joseph T. Johnson
Senior Vice President and Chief Financial Officer

Cc: Robert Telewicz